FORM 6-K


             SECURITIES AND EXCHANGE COMMISSION


                   Washington, D.C. 20549


                  Report of Foreign Issuer

             Pursuant to Rule 13a-16 or 15d-16 of
             The Securities Exchange Act of 1934


                     Northern Rock plc
       (Translation of registrant's name into English)


                    Northern Rock House
                        Gosforth
                    Newcastle upon Tyne
                         England
                         NE3 4PL
           (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


               Form 20-F..X.. Form 40-F.....



Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                     Yes ..... No ..X..


                           INDEX

Document

No.  1     FRN Variable Rate Fix dated 18 May 2004
No.  2     FRN Variable Rate Fix dated 18 May 2004
No.  3     FRN Variable Rate Fix dated 18 May 2004
No.  4     FRN Variable Rate Fix dated 18 May 2004
No.  5     Doc re. Pricing Supplement dated 18 May 2004
No.  6     FRN Variable Rate Fix dated 18 May 2004
No.  7     FRN Variable Rate Fix dated 18 May 2004
No.  8     FRN Variable Rate Fix dated 18 May 2004
No.  9     Doc re. Pricing Supplement dated 19 May 2004
No. 10     Doc re. Pricing Supplement dated 19 May 2004
No. 11     FRN Variable Rate Fix dated 19 May 2004
No. 12     FRN Variable Rate Fix dated 19 May 2004
No. 13     FRN Variable Rate Fix dated 19 May 2004
No. 14     Employee Share Option Scheme dated 21 May 2004
No. 15     FRN Variable Rate Fix dated 21 May 2004

Document No. 1

RE: NORTHERN ROCK PLC
    GBP 21,381,000.00
    MATURING: 15-May-2006
    ISSUE DATE: 14-May-2003
    ISIN: XS0168679693

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
17-May-2004 TO 16-Aug-2004 HAS BEEN FIXED AT 4.574380 PCT.

DAY BASIS 91/365

INTEREST PAYABLE VALUE 16-Aug-2004 WILL AMOUNT TO
GBP 11.40 PER GBP 1,000.00 DENOMINATION.

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON TEL:
44 020 7508 3858/3855 OR FAX: 44 020 7508 3881.

Document No. 2

RE: NORTHERN ROCK PLC
    GBP 3,348,000.00
    MATURING: 15-May-2009
    ISSUE DATE: 09-May-2003
    ISIN: XS0168553914

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
17-May-2004 TO 16-Aug-2004 HAS BEEN FIXED AT 4.624380 PCT.

DAY BASIS 91/365

INTEREST PAYABLE VALUE 16-Aug-2004 WILL AMOUNT TO
GBP 11.53 PER GBP 1,000.00 DENOMINATION.

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON TEL:
44 020 7508 3858/3855 OR FAX: 44 020 7508 3881.

Document No. 3

RE: NORTHERN ROCK BUILDING SOCIETY
    DEM 30,000,000.00
    MATURING: 19-Aug-2004
    ISSUE DATE: 19-Aug-1997
    ISIN: XS0079534706

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
19-May-2004 TO 19-Aug-2004 HAS BEEN FIXED AT 2.176500 PCT

DAY BASIS 92/360

INTEREST PAYABLE VALUE 19-Aug-2004 WILL AMOUNT TO:
DEM 27,810.83 PER DEM 5,000,000.00 DENOMINATION

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 20 7508 3858/3855 OR FAX: 44 20 7508 3881

Document No. 4

RE: NORTHERN ROCK PLC
    CHF 50,000,000.00
    MATURING: 19-May-2005
    ISSUE DATE: 19-Nov-2003
    ISIN: XS0180639725

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
19-May-2004 TO 21-Jun-2004 HAS BEEN FIXED AT 0.210000 PCT

DAY BASIS 33/360

INTEREST PAYABLE VALUE 21-Jun-2004 WILL AMOUNT TO:
CHF 1.93 PER CHF 10,000.00 DENOMINATION

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 20 7508 3858/3855 OR FAX: 44 20 7508 3881

Document No. 5

Pricing Supplement
Issuer:                        Northern Rock plc
Series Number                  320
Description:                   GBP11,647,000
Currency/ Principal Amount:    Pounds Sterling
Issue Price:                   100.00 per cent
Specified Denomination         GBP1,000
Issue Date:                    12 May 2004
Maturity Date:                 12 November 2009
ISIN:                          XS0192653821

     A copy of the above document has been submitted to the UK Listing Authority and will shortly be available for inspection at the UK Listing Authority's
                                Document Viewing Facility, which is situated at:

Financial Services Authority
25 The North Colonnade Canary Wharf
London
E14 5HS

Tel. no. (0)20 7676 1000

(Documents will normally be available for inspection within six normal business hours of this notice being given).

Document No. 6

RE: NORTHERN ROCK PLC
    GBP 3,254,000.00
    MATURING: 18-May-2009
    ISSUE DATE: 15-Aug-2003
    ISIN: XS0174373133

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
18-May-2004 TO 18-Aug-2004 HAS BEEN FIXED AT 4.634380 PCT

DAY BASIS 92/365

INTEREST PAYABLE VALUE 18-Aug-2004 WILL AMOUNT TO:
GBP 11.68 PER GBP 1,000.00 DENOMINATION

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 20 7508 3858/3855 OR FAX: 44 20 7508 3881

Document No. 7

RE: NORTHERN ROCK PLC
    GBP 268,000.00
    MATURING: 18-May-2009
    ISSUE DATE: 14-Nov-2003
    ISIN: XS0179678940

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
18-May-2004 TO 18-Aug-2004 HAS BEEN FIXED AT 4.564380 PCT

DAY BASIS 92/365

INTEREST PAYABLE VALUE 18-Aug-2004 WILL AMOUNT TO:
GBP 11.50 PER GBP 1,000.00 DENOMINATION

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 20 7508 3858/3855 OR FAX: 44 20 7508 3881

Document No. 8

RE: NORTHERN ROCK PLC
    EUR 50,000,000.00
    MATURING: 20-May-2005
    ISSUE DATE: 20-May-2003
    ISIN: XS0168846425

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
20-May-2004 TO 20-Aug-2004 HAS BEEN FIXED AT 2.166000 PCT

DAY BASIS 92/360

INTEREST PAYABLE VALUE 20-Aug-2004 WILL AMOUNT TO:
EUR 553.53 PER EUR 100,000.00 DENOMINATION

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 20 7508 3858/3855 OR FAX: 44 20 7508 3881

Document No. 9

Pricing Supplement
Issuer:                           Northern Rock plc
Series Number                     321
Description:                      GBP 35,000,000
Currency/ Principal Amount:       Pounds Sterling
Issue Price:                      100 per cent
Final Exercise Date
Issue Date:                       18 May 2004
Maturity Date:                    May 2006
ISIN:                             XS0192718897

     A copy of the above document has been submitted to the UK Listing Authority and will shortly be available for inspection at the UK Listing Authority's
                                Document Viewing Facility, which is situated at:

Financial Services Authority
25 The North Colonnade Canary Wharf
London
E14 5HS

Tel. no. (0)20 7066 1000

(Documents will normally be available for inspection within six normal business hours of this notice being given).

Document No. 10

Pricing Supplement
Issuer:                           Northern Rock plc
Series Number                     322
Description:                      GBP 644,000
Currency/ Principal Amount:       Pounds Sterling
Issue Price:                      100 per cent
Final Exercise Date
Issue Date:                       18 May 2004
Maturity Date:                    20 May 2010
ISIN:                             XS0192953890

     A copy of the above document has been submitted to the UK Listing Authority and will shortly be available for inspection at the UK Listing Authority's
                                Document Viewing Facility, which is situated at:

Financial Services Authority
25 The North Colonnade Canary Wharf
London
E14 5HS

Tel. no. (0)20 7066 1000

(Documents will normally be available for inspection within six normal business hours of this notice being given).

Document No. 11

RE: NORTHERN ROCK PLC
    GBP 35,000,000.00
    MATURING: 18-May-2006
    ISSUE DATE: 18-May-2004
    ISIN: XS0192718897

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
18-May-2004 TO 18-Aug-2004 HAS BEEN FIXED AT 4.554380 PCT

DAY BASIS 92/365

INTEREST PAYABLE VALUE 18-Aug-2004 WILL AMOUNT TO:
GBP 114.80 PER GBP 10,000.00 DENOMINATION

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 20 7508 3858/3855 OR FAX: 44 20 7508 3881

Document No. 12

RE: NORTHERN ROCK PLC
    GBP 644,000,000.00
    MATURING: 20-May-2010
    ISSUE DATE: 18-May-2004
    ISIN: XS0192953890

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
18-May-2004 TO 20-Aug-2004 HAS BEEN FIXED AT 4.568000 PCT

DAY BASIS 94/365

INTEREST PAYABLE VALUE 20-Aug-2004 WILL AMOUNT TO:
GBP 11.76 PER GBP 1,000.00 DENOMINATION

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 20 7508 3858/3855 OR FAX: 44 20 7508 3881

Document No. 13

RE: NORTHERN ROCK PLC
    GBP 617,000.00
    MATURING: 19-May-2008
    ISSUE DATE: 16-May-2003
    ISIN: XS0168806635

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
19-May-2004 TO 19-Aug-2004 HAS BEEN FIXED AT 4.605630 PCT

DAY BASIS 92/365

INTEREST PAYABLE VALUE 19-Aug-2004 WILL AMOUNT TO:
GBP 11.61 PER GBP 1,000.00 DENOMINATION

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 20 7508 3858/3855 OR FAX: 44 20 7508 3881

Document No. 14

                                 NORTHERN ROCK PLC

                          EMPLOYEE SHARE OPTION SCHEME

Northern Rock plc (the Company) announces that on 21 May 2004 Carey Langlois Trust Company Limited as Trustees of the Northern Rock Employee Trust (a discretionary trust of which all employees of the Northern Rock Group are potential beneficiaries) transferred 2,500 Ordinary 25p Shares (Shares) in the Company at an exercise price of GBP6.18 per Share and 1,000 Shares in the Company at an exercise price of GBP6.41 per Share to individuals who have exercised share options granted to them under the Company's Employee Share Option Scheme (an Inland Revenue Approved Share Option Scheme under which options were granted to substantially all employees). The Executive Directors are deemed for Companies Act purposes to be interested in all Shares held by the Northern Rock Employee Trust.

Following this transaction, the Northern Rock Employee Trust holds a total of 5,498,969 Shares representing 1.30% of the Company's issued share capital.

Document No. 15

RE: NORTHERN ROCK PLC
    GBP 2,632,000.00
    MATURING: 21-Aug-2009
    ISSUE DATE: 15-Aug-2003
    ISIN: XS0174373059

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
21-May-2004 TO 23-Aug-2004 HAS BEEN FIXED AT 4.721250 PCT

DAY BASIS 94/365

INTEREST PAYABLE VALUE 23-Aug-2004 WILL AMOUNT TO:
GBP 12.16 PER GBP 1,000.00 DENOMINATION

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 20 7508 3858/3855 OR FAX: 44 20 7508 3881

                        SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.


                              Northern Rock plc
                                (Registrant)



Date:  24 May, 2004             By:____J Shipley_____

                                Name:       J Shipley
                                Title:      Assistant Company Secretary